

Stop 3561

September 3, 2009

BY U.S. MAIL

Mr. Marino Kulas
 President and Chief Executive Officer
CONFORCE INTERNATIONAL, INC.
51A Caldari Road, 2nd Floor
Concord, Ontario L4K 4G3 Canada

> **Re: Conforce International, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 3, 2009**
> **File No. 0-53579**

Dear Mr. Kulas:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Form 8-K/A – Filed September 3, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We have reviewed the Item 4.01 Form 8-K/A and note the changes made in
        response to our letter of comment dated September 1, 2009. It appears the
        Exhibit 16.1 letter from the former auditors, Pollard-Kelley Auditing Services,
        Inc., although dated September 2, 2009, refers to your disclosures contained in the
        original Item 4.01 Form 8-K filed on August 28, 2009. In this regard, please
        further amend the Item 4.01 Form 8-K/A in its entirety to include an updated
        Exhibit 16.1 letter from Pollard-Kelley Auditing Services, Inc. that specifically
        indicates whether or not they agree with your disclosures contained in the Item
        4.01 Form 8-K/A.

2.   In addition, please provide a written response letter that addresses each of the
        comments in our letter dated September 1, 2009 and in this letter dated September
        3, 2009. The response letter should also provide the written acknowledgment
        indicated in the bullets at the end of this letter.

3.   The amended Item 4.01 Form 8-K and updated Exhibit 16 letter, along with the
        written response letter, should be filed immediately and no longer than five
        business days from the date of this comment letter.

                                    ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant